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September 26, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D. C.   20549

Re:
Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Managed Portfolio (the “Managed Fund”), Stadion Core Advantage Portfolio (the ”Core Advantage Fund”),  Stadion Olympus Fund (the “Olympus Fund”) and Stadion Trilogy Fund (the “Trilogy Fund”) (individually, a “Fund,” collectively, the “Funds”)

File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 28

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities & Exchange Commission (the “Commission”) recently contacted us to provide comments on Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A.  The following are the comments provided and the Trust’s response to each:

(Note: Comments apply to all funds unless otherwise stated.)

PROSPECTUS

1.          Explain supplementally how the high portfolio turnover rates of Managed Fund and the Core Advantage Fund during the most recent fiscal year (1,967% for the Managed Fund and 826% for the Core Advantage Fund) serve the investment objectives of seeking long-term capital appreciation for the Managed Fund and capital appreciation for the Core Advantage Fund, and, given such high turnover, how each Fund is “best suited for long-term investors” as stated in the Prospectus.

RESPONSE:  The Managed Fund and Core Advantage Fund are each managed according to an asset allocation model primarily designed to achieve capital appreciation of the aggregate portfolio of the Fund with reduced volatility.  The Funds’ primary trading strategies (generally applied to 100% of the Managed Fund’s portfolio and 50% of the Core Advantage Fund’s portfolio) involve movement in and out of market indexes and sector indexes in response to perceived appreciation potential and risk levels, without regard to the length of time any particular investment has been held.  Therefore, the Funds’ trading strategies may at times generate substantial portfolio turnover while seeking capital appreciation consistent with their investment objectives, particularly during volatile market conditions.  Consistent with each Fund’s trading strategy, Stadion Money Management, LLC (the “Advisor”), through its asset allocation model, attempts to capture the benefits of market upswings and avoid the losses of market downswings.  It is each Fund’s belief that the benefits of such a strategy are most likely to be realized over the long-term.

2.          Explain supplementally how the Managed Fund’s strategy of investing in bonds that are designed to track the performance of a securities index or sector of an index serves the Fund’s investment objective of seeking long-term capital appreciation.

RESPONSE:  As stated above in response to comment 1, the Managed Fund is managed according to an asset allocation model primarily designed to achieve capital appreciation of the aggregate portfolio of the Fund with reduced volatility.  The Fund’s primary trading strategies involve movement in and out of market indexes and sector indexes in response to perceived appreciation potential and risk levels.  In accordance with the foregoing, the Advisor may attempt, at times, to avoid the losses of market downswings by reducing the Managed Fund’s exposure to equity markets in favor of fixed-income investments or Cash Positions.

3.          Disclose any limitations or guidelines with respect to fixed-income Indexed Investments in which the Managed Fund may invest, such as duration, maturity or quality restrictions.  Indicate the percentage of the Managed Fund’s assets that may be invested in fixed-income Indexed Investments.

RESPONSE:  The following disclosure has been added to the fourth paragraph of the Principal Investment Strategies section of the Risk/Return Summary for the Managed Fund and the Core Advantage Fund :

“The Managed/Core Fund may invest up to 100% of its portfolio in fixed-income Indexed Investments with portfolios comprised of domestic or foreign corporate and/or government bonds issued by any size company, municipality or government body in any sector of any maturity or yield, provided that corporate debt obligations are “investment grade” securities rated in one of the four highest  rating categories by any one or more nationally recognized rating agencies or, if not rated, are of equivalent quality in the opinion of the Advisor.”

4.          In the Principal Investment Strategies section of the Risk/Return Summary for the Managed Fund, it is disclosed that the Fund’s cash positions include “cash and short-term, highly liquid investments (such as money market mutual funds) that are generally convertible into cash.” Expand or revise this disclosure to indicate the type of securities that are “generally convertible into cash” and the amount of time it would take to convert these securities to cash.  [text underlined for emphasis only]

RESPONSE: The disclosure has been revised by removing the phrase “that are generally convertible into cash.”

5.          Please revise the description of the Advisor’s asset allocation strategies for the Managed Fund in the Principal Investment Strategies section of the Risk/Return Summary that indicates that “the Advisor uses a proprietary, technically driven asset allocation model to determine a weighted average score for market risk based on a combination of factors selected by the Advisor” to clarify the use of the term “score” and address the technical indicators considered by the Advisor.

RESPONSE:  The disclosure has been revised and replaced with the following:

In allocating the Managed Fund’s assets, Stadion Money Management, LLC (the “Advisor”) uses a proprietary, technically driven asset allocation model to determine current risk in the broad equity markets (reflected in the Advisor’s model by a weighted average score) based on a number of technical indicators examined by the Advisor.  The technical indicators examined by the Advisor are primarily focused on trend analysis, such as analysis of price trends (e.g., determining risk based on movements of market prices up or down), breadth trends (e.g., analyzing the ratio of the number of advancing stocks to declining stocks) and relative strength (i.e., comparing risk profiles of investment alternatives such as small cap vs. large cap or growth vs. value).

6.          The disclosure in the fourth paragraph of the Principal Investment Strategies section of the Risk/Return Summary for the Managed Fund states that “the Advisor intends to invest in Cash Positions, and manage such Cash Positions strategically, when it believes markets are overvalued or market risk is too high.”   Explain supplementally whether the Advisor intends to invest in bonds at times when it believes markets are overvalued or market risk is too high.

RESPONSE:  The Advisor may invest in bonds at times when it believes markets are overvalued or market risk is too high.  As stated in the third paragraph of the Principal Investment Strategies section of the Risk/Return Summary, “the Managed Fund will generally reduce its exposure in Indexed Investments tracking equity markets or market sectors in favor of fixed-income Indexed Investments or Cash Positions when the Advisor’s asset allocation model and risk analysis indicated that such markets have become or are becoming risky.  As a result the Managed Fund may be substantially or fully invested in fixed-income Indexed Investments, Cash Positions and similar securities when the Advisor believes there are significant risks in the equity markets.”

7.          Explain supplementally whether, as funds of funds, the Funds comply with Section 12(d)(1)(A) of the Investment Company Act of 1940.

RESPONSE:  The Funds have policies and procedures pursuant to which they monitor their investments in other investment companies for compliance with Section 12(d)(1)(A).  With respect to Section 12(d)(1)(A)(i), the Funds have entered into various Participation Agreements with other investment companies that have obtained appropriate exemptive relief from the Commission and may on occasion acquire more than 3% of the total outstanding voting stock of such investment companies pursuant to such Agreements.  With respect to Section 12(d)(1)(A)(ii) and (iii), the Funds invest in accordance with the restrictions of Section 12(d)(1)(F) pursuant to Rule 12d1-3 under the Investment Company Act of 1940.

8.          In the Principal Risks section of the Risk/Return Summary, Foreign Securities Risk is listed as a principal risk of investing in the Managed Fund.   If this is a principal risk, include a description of the Fund’s foreign security investments in the Principal Investment Strategies section of the Prospectus.

RESPONSE:  The Managed Fund and the Core Advantage Fund may each invest in foreign broad market indexes as a principal investment strategy.  The following disclosure has been added to the Principal Investment Strategies section of the Risk/Return Summary:

“The Managed/Core Fund may invest in Indexed Investments with portfolios comprised of equity securities of domestic or foreign companies of any size in any sector.”

9.          In the Principal Risks section of the Risk/Return Summary, Small Capitalization Company Risk is listed as a principal risk of investing in the Managed Fund.   If this is a principal risk, include a description of the Fund’s small capitalization company investments in the Principal Investment Strategies section of the Risk/Return Summary.  In addition, if the Managed Fund will invest in medium capitalization securities, include disclosure on these investments and their associated risks.

RESPONSE:   The Managed Fund and the Core Advantage Fund may each invest in small and medium capitalization companies as a principal investment strategy.  The following disclosure has been added to the Principal Investment Strategies section of the Risk/Return Summary of the Managed Fund and the Core Advantage Fund:

“The Managed/Core Fund may invest in Indexed Investments with portfolios comprised of equity securities of domestic or foreign companies of any size in any sector.”

In addition, the paragraph titled “Small Capitalization Companies Risk” in the Principal Risks section of the Risk/Return Summary of the Managed Fund and the Core Advantage Fund has been revised as follows to address the risks of medium capitalization companies:

“Small and Medium Capitalization Companies Risk: The Managed/Core Advantage Fund may, at any given time, invest a significant portion of its assets in securities of small capitalization companies (i.e. companies with less than $1 billion in capitalization) and/or medium capitalization companies (i.e., companies with between $1 billion and $5 billion in capitalization). Investing in the securities of small and medium capitalization companies generally involves greater risk than investing in larger, more established companies. The securities of small and medium companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small and medium capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. Small and medium capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Small and medium capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies.  The foregoing risks are generally increased for small capitalization companies as compared to companies with larger capitalizations.”

10.        Indicate whether the Expense Limitation Agreement for the Core Advantage Fund referenced in footnote (4) to the Annual Fund Operating Expenses table in the Risk/Return Summary is contractual.  In addition, state supplementally whether the Advisor has any intention of terminating the Expense Limitation Agreement.

RESPONSE:  Footnote (4) to the Annual Fund Operating Expense table will be revised to indicate that the Expense Limitation Agreement is contractual.  The Advisor does not currently have any intention to terminate the Expense Limitation Agreement.

11.        Explain supplementally how a “Core Position” in fixed-income Indexed Investments is consistent with the Core Advantage Fund’s investment objective of capital appreciation.

RESPONSE:  As stated above in response to comment 1, the Core Advantage Fund is managed according to an asset allocation model primarily designed to achieve capital appreciation of the aggregate portfolio of the Fund with reduced volatility.  The Fund’s primary trading strategies involve movement in and out of market indexes and sector indexes on perceived appreciation potential and risk levels.  The Advisor, through its asset allocation model, attempts to avoid the losses of market downswings by reducing the Core Advantage Fund’s exposure to equity markets in favor of fixed-income Indexed Investments or Cash Positions.

12.        In the Principal Investment Strategies section of the Risk/Return Summary, the description of the “Core Position” states that the Core Advantage Fund’s investments within the Core Position may change from time to time as the Advisor deems appropriate or necessary based upon its analysis and allocation models.   Expand or revise this disclosure to clarify how often the Fund’s investments within the Core Position will change and whether they will all change at one time. [text underlined for emphasis only]

RESPONSE:  The disclosure has been revised as follows:  “The mix of investments within the Core Advantage Fund’s Core Position may change frequently as the Advisor deems appropriate or necessary based upon its analysis and allocation models.”  [text underlined for emphasis only]

13.        Explain supplementally whether the “Satellite Position” of the Core Advantage Fund is based upon the same asset allocation models and strategies that are used by the Advisor to select investments for the Managed Fund.

RESPONSE:  The Satellite Position of the Core Advantage Fund is based upon the same asset allocation models that are used by the Advisor to select investments for the Managed Fund.

14.        In the Performance Summary section of the Risk/Return Summary for the Core Advantage Fund, explain why the 80% S&P 500 Index/20% Barclays U.S. Aggregate Bond Index is an appropriate benchmark for the Core Advantage Fund, given that it is also used as a benchmark for the Managed Fund which utilizes a different investment approach.

RESPONSE:  While the asset allocation models used for the Managed Fund and Core Advantage Fund are different, each Fund is designed to achieve capital appreciation over time with less volatility than an equity-only strategy through a mixture of exposure to equity and fixed income markets.  Accordingly, although the Funds approach a similar goal in different ways, each Fund has determined that a benchmark of 80% S&P 500 Index/20% Barclays U.S. Aggregate Bond Index is an appropriate benchmark for its strategy.

15.        Explain supplementally the use of the word “Olympus” in the Olympus Fund’s name in light of the guidance provided with respect to Rule 35d-1 of the Investment Company Act of 1940 regarding the use of investment company names that are materially deceptive and misleading, as the name is reminiscent of a name used in Greek mythology.

RESPONSE: While Trust management acknowledges that Olympus is the name of a mountain in Greece referenced in Greek mythology, the Olympus Fund’s name was selected for its international connotation (i.e., “Olympus” is intentionally similar to the word “Olympics” with the intention of suggesting an international theme consistent with the Fund’s investment strategy).  Trust management does not believe that the name suggests a focus on Greek investments.  Therefore, Trust management does not believe that the name raises the concerns addressed by Rule 35d-1 or Commission guidance provided with respect thereto, nor does management believe it is otherwise deceptive or misleading.

16.        The description of the Principal Investment Strategies of the Olympus Fund in the Risk/Return Summary states that the Fund “invests primarily in, and allocates its investments primarily between, Indexed Investments that primarily track non-U.S. developed and emerging markets”.  Expand or revise this disclosure to clarify the term “track” and to address the types of Indexed Investments in which the Olympus Fund may invest. [text underlined for emphasis only]

RESPONSE:  To clarify the term “track” in the disclosure, the phrase “primarily track” will be replaced with “are intended to be generally representative of the performance of”.   To address the types of Indexed Investments in which the Olympus Fund may invest, the following disclosure will be added: “The Olympus Fund may invest in non-U.S. developed and emerging markets and market sectors of all types, including Indexed Investments that invest in non-U.S. developed and emerging markets and market sectors (including specific non-U.S. countries and regions) and Indexed Investments that invest in global or international indexes that include exposure to domestic markets or sectors.”

17.        In the Principal Investment Strategies section of the Risk/Return Summary for the Olympus Fund, it is disclosed that the Fund “also has the flexibility to enter into forward foreign currency exchange contracts to hedge against the adverse impact of changes in foreign exchange rates on its investments.”  Since this description relates to a principal investment strategy of the Fund, the phrase also has the flexibility …. should be changed to indicate that the Fund will enter into forward foreign currency exchange contracts… [text underlined for emphasis only]

RESPONSE:  Although the use of forward foreign currency exchange contracts is a principal investment strategy of the Olympus Fund, the Advisor believes that revising the disclosure to state that the Fund will enter into forward foreign currency exchange contracts would be misleading to investors because the Fund does not intend to be invested in forward foreign currency contracts at all times.  We note that, in considering whether a strategy is a principal investment strategy, the guidance provided in Item 9(b)(1) of Form N-1A does not indicate that a strategy must be implemented at all times; rather, the determination depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives and how the strategy affects the Fund’s potential risks and returns.

18.        Explain supplementally the use of the word “Trilogy” in the Trilogy Fund’s name in light of the guidance provided with respect to Rule 35d-1 of the Investment Company Act of 1940 regarding the use of investment company names that are materially deceptive and misleading.

RESPONSE: The word “trilogy” is indicative of the three separate investment styles that are used by the Advisor to manage the Trilogy Fund.  Accordingly, Trust management does not believe the use of the name “Trilogy Fund” raises the concerns addressed by Rule 35d-1 or Commission guidance provided with respect thereto, nor does management believe it is otherwise deceptive or misleading.

19.        Explain supplementally how a high portfolio turnover rate serves the Trilogy Fund’s objective of total return with an emphasis on lower risk and volatility than the U.S. equity markets.

RESPONSE:  High portfolio turnover is not a principal investment risk of the Trilogy Fund.

20.        Revise the disclosure in the second paragraph of the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund to indicate that the Advisor uses a combination of investment styles, rather than investment strategies, in order to achieve the desired composition of the Fund’s portfolio.  [text underlined for emphasis only]

RESPONSE:  The requested change has been made.

21.        The disclosure in the third paragraph of the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund states that the “nominal value of the long options in the Equity Position is generally expected to be not more than approximately 6% of the Trilogy Fund’s value.  Explain what is meant by “nominal” value (whether it implies “market” value or “notional” value).  If the term denotes “notional” value, explain what the 6% position represents in terms of market value. [text underlined for emphasis only]

RESPONSE:  Since the phrase “nominal value” means “market value” in the disclosure referenced, the phrase has been replaced with “market value” in the disclosure.

22.        Consider whether the discussion of the option techniques used by the Advisor to manage the Trilogy Fund’s “Equity Position” and the discussion of the strategies for the “Income Position” in the Risk/Return Summary are presented in an understandable manner using plain English.

RESPONSE:  The use of options is generally more sophisticated than most other investment techniques.  Trust management has reviewed the discussion in the Risk/Return Summary and has determined that the discussion is appropriate and cannot be further revised without impairing the accuracy of such disclosures.

23.        In the discussion of the use of collars in the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund, change the phrase “a collar also may limit upside potential…” to “a collar also will limit upside potential…” or, in the alternative, explain how a collar would not limit upside potential.  [text underlined for emphasis only]

RESPONSE: As requested, the phrase has been changed to “a collar also will limit upside potential…”.

24.        Consider whether the discussion of the use of collars in the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund is presented in an understandable manner using plain English.

RESPONSE:  The use of collars is generally more sophisticated than most other investment techniques.  Trust management has reviewed the discussion in the Risk/Return Summary and has determined that the discussion is appropriate and cannot be further revised without impairing the accuracy of such disclosures.

25.        The following sentence included in the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund is repetitive and confusing:

“To employ a collar, the Advisor typically buys and sells a series of put and call options with differing strike prices and staggered expiration dates on the same index, typically a broad-based U.S. stock index, and simultaneously writes a short call option and purchases a put option on similar underlying indexes, or on an ETF replicating the index.”

Please remove the sentence or explain its relevance to an investor’s understanding of collars that has not already been discussed in the Prospectus.  Explain what is meant by “underlying indexes” and explain why the Advisor would not write a short call option and purchase a put option on the same underlying index.  [text underlined for emphasis only]

RESPONSE:  The sentence has been deleted.

26.        The disclosure in the Principal Investment Strategies section of the Risk/Return Summary for the Trilogy Fund states that “the options strategy utilized by the Advisor for the Income Position is intended to provide increased cash flow from premiums, reduce volatility and provide downside protection.”  Explain how the options strategy provides

downside protection and provide an example of how the options strategy would be implemented.    [text underlined for emphasis only]

RESPONSE: The disclosure has been revised to state the following: “the options strategy utilized by the Advisor for the Income Position is intended to provide increased cash flow from premiums, reduce volatility and provide protection against potential loss when the Fund purchases put and call options on the same indices on which the Fund has written options.” [new text underlined]

For example, the Fund might seek to generate income by selling a 3% out of the money put and call on an index (such as when the Advisor believes the Fund will not rise or fall 3% during the term the Advisor expects to keep such option positions open), while simultaneously purchasing 10% “out of the money” put and call options on the same index (thereby limiting the otherwise potentially unlimited losses on the options written).

27.        The disclosure in the Principal Investment Strategies section of the Trilogy Fund’s Risk/Return Summary (the “Trend Position”) should be revised or expanded to more fully discuss how the Advisor determines what puts to buy and sell.

RESPONSE:  The disclosure in the Principal Investment Strategies section of the Trilogy Fund’s Risk/Return Summary (the “Trend Position”) has been expanded to include the following disclosure: “The Advisor uses a proprietary option allocation model to dynamically adjust the put protection it seeks to employ with the intent to minimize cost to the portfolio while providing potential upside in market downturns.”

28.        The disclosure in the Principal Investment Strategies section of the Trilogy Fund’s Risk/Return Summary (the “Trend Position”) should be revised or expanded to indicate the types of alternative investments that may be purchased by the Fund.

RESPONSE:  The Trend Position disclosure in the Principal Investment Strategies section of the Trilogy Fund’s Risk/Return Summary has been revised to clarify that alternative instruments that may be purchased by the Trilogy Fund include options on indexes, options on futures, options on ETFs or other exchange traded securities and positively or negatively correlated market instruments.

29.        Include disclosure about large capitalization companies in the Principal Investment Strategies and Principal Risk sections of the Risk/Return Summaries of the Managed Fund, Core Advantage Fund and Olympus Fund, when applicable, i.e., if the Fund is permitted to invest in equity securities of all market capitalizations.

RESPONSE:  The Managed Fund and the Core Advantage Fund may each invest in small and medium capitalization companies as a principal investment strategy.  The following disclosure has been added to the third paragraph of the Principal Investment Strategies section of the Risk/Return Summary of the Managed Fund and the Core Advantage Fund (disclosure stating that the Olympus Fund may invest in companies of any size is already included in its Prospectus):

“The Managed/Core Fund may invest in Indexed Investments with portfolios comprised of equity securities of domestic or foreign companies of any size in any sector.”

In addition, the following disclosure has been added to the Principal Risks section of the Risk/Return Summary of the Managed Fund, the Core Advantage Fund and the Olympus Fund:

“Large Capitalization Companies Risk.  Large capitalization companies (i.e., companies with more than $5 billion in capitalization) may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and may not be able to attain the high growth rate of successful smaller companies, especially during extended period or economic expansion.”

STATEMENT OF ADDITIONAL INFORMATION

1.          Explain supplementally the basis for the statement that the Funds are not subject to regulation or registration as a commodity pool operator under Rule 4.5 of the Commodity Exchange Act.

RESPONSE:  The Trust, on behalf of the Funds, has filed a Notice of Eligibility claiming an exclusion from the definition of the term “commodity pool operator” pursuant to Rule 4.5 under the Commodity Exchange Act, as amended.  The basis for claiming such an exclusion is provided by Section sub-paragraph (a)(1) and (b)(1) of Regulation 4.5 of the Commodities Futures Trading Commission which provides an exemption to a registered investment company.   In filing a Notice of Eligibility, the Trust represented that (i) each series of the Trust will use commodity futures or commodity options solely for bona fide hedging purposes and (ii) the aggregate initial margin and premiums for positions that do not meet the bona fide hedging criteria will not exceed 5% of the fair market value of the Trust’s assets after taking into account unrealized profits and losses.

2.          In the section Investment Limitations, confirm that the Funds will “look through” the assets held by the underlying funds for the purpose of meeting the Funds’ fundamental investment limitation on industry concentration.

RESPONSE:  The Funds will “look through” to the underlying assets of the Indexed Investments in which the Funds invest for the purpose of monitoring compliance with the Funds’ fundamental investment limitation on industry concentration.

************************************************************************
 We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary